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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )1

Dyntek, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
268180304
(CUSIP Number)
Lloyd I. Miller, III
4550 Gordon Drive
Naples, Florida 34102
(Tel.) (239) 262-8577
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 30, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 6 pages

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	268180304	Page	2	of	6

1	NAMES OF REPORTING PERSONS Lloyd I. Miller, III ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

	PF-OO-AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		37,286,600

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		78,576,665

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		37,286,600

WITH	10	SHARED DISPOSITIVE POWER

		78,576,665

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	115,863,265 ** The beneficially owned shares reported herein consist of: (i) 7,188,285 shares of common stock; (ii) warrants to purchase 146,154 shares of common stock; (iii) 78,113,617 shares of common stock immediately convertible under certain Junior Secured Convertible Promissory Notes in the aggregate amount of $13,669,882.97 due March 2011, at a conversion rate of $0.175; and (iv) a warrant to purchase 15.81% of the Issuer’s common stock outstanding on the date of exercise, calculated on a fully diluted basis (as of the date hereof, the warrant is exercisable into 30,415,209 shares).

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	69.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN-IA-OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Introduction
          This constitutes Amendment No. 5 to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III (“Miller” or the “Reporting Person”), dated March 17, 2006, as amended (the “Statement”), relating to the common stock, par value $0.0001 per share (the “Shares”) of Dyntek, Inc. (the “Company”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged and capitalized terms used herein but not otherwise defined herein shall have the meaning as set forth in the Statement.
          Item 3.      Source and Amount of Funds or Other Consideration
          Item 3 of the Statement is hereby amended and restated in its entirety with the following:
          Miller is an investment advisor to the trustee of Trust A-4. Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. Trust A was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Miller was named as the advisor to PNC Bank, N.A., the trustee named in the Trust Agreement. All of the Shares Miller is deemed to beneficially own as the advisor to the trustee of Trust A-4 were purchased by funds generated and held by Trust A-4. The aggregate amount of funds used for the purchase of the Convertible Notes (as defined below), the Shares held by Trust A-4 and the warrants to purchase Shares held by Trust A-4 was $14,012,355.78. Such amount of consideration consists in part of (i) $3,000,000.00 used to purchase from the Company a Junior Secured Convertible Promissory Note, dated March 26, 2006 with a maturity date of March 1, 2011 in the original aggregate principal amount of $3,000,000 (and in the current principal amount of $3,719,890.26 following quarterly PIK payments) (the “March 2006 Convertible Note”), (ii) $1,000,000.00 used to purchase from the Company a Junior Secured Convertible Promissory Note, dated June 15, 2006 with a maturity date of March 1, 2011 in the original aggregate principal amount of $1,000,000.00 (in the current principal amount of $1,194,851.35 following quarterly PIK payments) (the “June 2006 Convertible Note”), (iii) $3,000,000.00 used to purchase from the Company a Junior Secured Convertible Promissory Note, dated September 26, 2006 with a maturity date of March 1, 2011 in the original principal amount of $3,000,000.00 (in the current principal amount of $3,447,850.10 following quarterly PIK payments) (the “September 2006 Convertible Note” and (iv) $5,000,000 used to purchase from the Company a Junior Secured Convertible Promissory Note dated April 13, 2007 with a maturity date of April 13, 2012 in the original principal amount of $5,000,000.00 (in the current principal amount of $5,307,291.21 following quarterly PIK payments) (the “April 2007 Convertible Note” and collectively referred to herein with the March 2006 Convertible Note, June 2006 Convertible Note, and September 2006 Convertible Note as the “Convertible Notes”).
          A copy of the March 2006 Convertible Note is hereby incorporated by reference to that certain 13D filed by Miller with the SEC on March 17, 2006 as Exhibit 99.9. A copy of the June 2006 Convertible Note is hereby incorporated by reference to that certain 13D filed by Miller with the SEC on June 23, 2006 as Exhibit 99.2. A copy of the September 2006 Convertible Note is hereby incorporated by reference to that certain Form 8-K by the Company with the SEC on September 28, 2006 as Exhibit 10.2. A copy of the April 2007 Convertible Note is hereby incorporated by reference to that certain 13D filed by Miller with the SEC on April 24, 2007 as Exhibit 99.1.

          Item 4.      Purpose of the Transaction
          Item 4 of the Statement is hereby amended by adding at the end thereof the following:
          The purpose of this Amendment No. 5 is to report that since the filing of Amendment No. 4 to the Statement, dated April 24, 2007, a material change occurred in the percentage of Shares beneficially owned by Miller. The material change of beneficial ownership of Shares occurred solely in connection with Miller’s receipt of quarterly interest payments which were paid in kind and added to the principal amount outstanding on the Convertible Notes.
          Except as described above in this Item 4 and herein, the Reporting Person does not have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Miller reserves the right to change plans and take any and all actions that Miller may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. Miller may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.
          Item 5.      Interest in Securities of the Issuer
          Item 5 of the Statement is hereby amended and restated in its entirety as follows:
          (a) Miller may be deemed to beneficially own 115,863,265 Shares of the Company (69.4% of the Shares on the date hereof based on: (i) 58,234,989 Shares outstanding per the Company’s Quarterly Report on Form 10-Q filed on May 21, 2007; (ii) warrants to purchase 146,154 Shares beneficially held by Miller; (iii) 78,113,617 Shares (assuming a full conversion of the outstanding principal amount of $13,669,882.92 currently owed under the Convertible Notes into Shares at the conversion rate of $0.175); and (iv) the Debt Financing Warrant to purchase 15.81% of the Shares of Common Stock of the Company outstanding on the date of exercise, calculated on a fully diluted basis (based upon information provided to the Reporting Person by the Company currently the warrant could be exercised into 30,415,209). As of the date hereof, 78,576,665 of such beneficially owned Shares are owned of record by Trust A-4 (total includes a warrant to purchase 48,077 Shares and 78,113,617 Shares that can be acquired upon the conversion of the Convertible Notes); 298,104 of such beneficially owned Shares are owned of record by Milfam II L.P. (total includes a warrant to purchase 48,077 Shares); and 36,988,496 Shares are beneficially owned of record by Miller directly (total includes (i) a warrant to purchase 50,000 Shares, and (ii) the 30,415,209 shares per the exercise of the Debt Financing Warrant).
          (b) Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Milfam II L.P. and Miller directly.

          (c) Not applicable.
          (d) Other than Shares held directly by Mr. Miller, persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of the reported securities.
          (e) Not applicable.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 2, 2007

/s/ Lloyd I. Miller, III
Lloyd I. Miller, III